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                                                                    Exhibit 4.50

               RETIREMENT COMPENSATION ARRANGEMENT TRUST AGREEMENT

                  THIS TRUST AGREEMENT made as of the 7th day of February, 2002.

BETWEEN:

                  CANWEST GLOBAL COMMUNICATIONS CORP., a company duly incorporated under the laws of Canada,

                  (hereinafter referred to as the "Company")

                                                              OF THE FIRST PART,

                                     - and -

                  ROYAL TRUST CORPORATION OF CANADA, a trust company duly incorporated under the laws of Canada,

                  (such trustee and any successor trustee being hereinafter referred to as the "Trustee")

                                                             OF THE SECOND PART.

                  WHEREAS the Company has adopted the CanWest Global Communications Corp. and Related Companies Retirement Compensation Arrangement Plan (January 1, 2002) (hereinafter referred to as the "Plan") to provide benefits to certain participants (hereinafter referred to individually as a "Participant" and collectively as the "Participants"), on or after retirement in recognition of the long service of such Participants with the Company or a Designated Affiliate (or on or after the termination of a Participant's employment with the Company or a Designated Affiliate);

                  AND WHEREAS in conjunction with the Plan, the Company has established a trust fund known as the Retirement Compensation Plan Trust Fund (hereinafter referred to as the "Trust Fund");

                  AND WHEREAS CanWest Media Inc. is the agent of the Company and all of the other Designated Affiliates for the purposes of making Contributions and making associated payments of Refundable Tax on their behalf in respect of their employees or former employees;

                  AND WHEREAS the Company represents and warrants that the Plan is a retirement compensation arrangement, as that term is defined in the Income Tax Act (Canada), and is not subject to pension benefits standards legislation in Canada;

                  AND WHEREAS the parties hereto desire to set out in this Trust Agreement the terms and conditions under which the Trustee is to hold, maintain, administer, invest and reinvest the Trust Fund.

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                  NOW THEREFORE IN CONSIDERATION of the premises and mutual
covenants herein contained, the parties hereto do hereby covenant and agree as follows:

                                   ARTICLE 1.

                         DEFINITIONS, GENDER AND NUMBER

                  1.1 DEFINITIONS - The following terms when used in this Trust Agreement shall have the meanings set out below:

                  "ACTUARY" means Buck Consultants Limited or such other person or firm retained by the Company (or, following a Confirmed Event of Default if it is necessary, the Trustee) to provide actuarial services as may be required from time to time for the purposes of the Trust Fund or the Plan, who is (or, in the case of a firm, one of whose employees or members is) a Fellow of the Canadian Institute of Actuaries.

                  "BUSINESS DAY" is any day on which the Trustee and the bank or banks that have currently issued a Letter of Credit to the Trustee are open for business in Toronto;

                  "COMPANY" means CanWest Global Communications Corp.

                  "CONFIRMED EVENT OF DEFAULT" has the meaning assigned in
section 2.3A(b) and section 2.3A(c) as applicable.

                  "CONTRIBUTION" means the amount or amounts, net of refundable tax, which are from time to time required to be remitted to the Trustee in accordance with sections 2.2 and 2.3. For greater certainty, the making of Contributions shall not relieve the Company of its obligations under the Plan.

                  "DESIGNATED AFFILIATES" means such affiliated companies of the Company as are designated by the Company from time to time on Schedule C.

                  "EVENT OF DEFAULT" has the meaning assigned in section
2.3A(a).

                  "EXPIRY DATE" means the date on which the Letter of Credit is due to expire;

                  "INCOME TAX ACT (CANADA)" means the Income Tax Act (Canada) and regulations thereunder, as the same may be amended from time to time.

                  "LETTER OF CREDIT" means an irrevocable, standby, unsecured letter of credit obtained from a Schedule 1 Bank with a term of one year which names the Trustee as beneficiary permitted to draw down (an amount up to the face amount) on the Letter of Credit on the occurrence of a Confirmed Event of Default and which shall have a face amount equal to the Required Face Amount and which shall require the issuing bank to withhold and remit to the Receiver General the appropriate amount of Refundable Tax. Notwithstanding the foregoing, the initial Letter of Credit may have a term of less than one year and shall have the face amount provided in section 2.2.

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                  "LIABILITIES" means the actuarial liabilities of the Plan
determined on the basis that the Plan is terminated as a result of the payment to the Trustee in accordance with section 2.4(a) using the methods and assumptions selected by the Actuary projected to the thirteenth (13th) month following the Renewal Date of the then existing Letter of Credit.

                  "PARTICIPANT" means an employee of the Company or Designated Affiliate who participates in the Plan and, following each such person's death, if a payment is due from the Plan as a result of such person's death, each such person's spouse, designated beneficiary or other person eligible for payments from the Plan.

                  "PLAN" means the CanWest Global Communications Corp. and Related Companies Retirement Compensation Arrangement Plan, as amended from time to time.

                  "REFUNDABLE TAX" means the refundable tax payable under the Income Tax Act (Canada) with respect to retirement compensation arrangements.

                  "RENEWAL DATE" means the date that is thirty (30) days before the Expiry Date.

                  "REPRESENTATIVE PARTICIPANT" has the meaning assigned in
section 4.9.

                  "REQUIRED FACE AMOUNT" means in respect of the periods ending after the first Expiry Date, an amount equal to A + B - C where A equals the Liabilities, B is the anticipated administration expenses in relation to the Trust Fund (including the Trustee's compensation) together with the estimated expenses relating to a wind-up of the Trust Fund and C is the aggregate amount of the Refundable Tax previously paid to the Canada Customs Revenue Agency.

                  "STANDARD OF CARE" has the meaning assigned in section 4.1.

                  "TRUST" has the meaning assigned in section 2.1.

                  "TRUST AGREEMENT" means this agreement, as amended from time to time.

                  "TRUSTEE" means Royal Trust Corporation of Canada or any successor trustee thereto appointed in accordance with this Trust Agreement.

                  "TRUST FUND" means the trust fund created under and in accordance with this Trust Agreement and shall include (i) the Letter of Credit from time to time held hereunder, (ii) any funds paid to the Trustee, in accordance with section 2.2, 2.3 or 2.4, (iii) the earnings, profits, and increments thereon, net of refundable tax eligible and (iv) the right to the refundable tax held by the Canada Customs and Revenue Agency less (v) all distributions and authorized payments therefrom and shall be held, maintained, administered, invested and re-invested by the Trustee in the manner and for the purposes provided in this Trust Agreement.

                  1.2 GENDER AND NUMBER - Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall extend to and include the feminine gender and/or body corporate unless the context in which a particular word is used clearly requires otherwise.

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                                   ARTICLE 2.

                     CREATION AND PURPOSE OF THE TRUST FUND

                  2.1 ACCEPTANCE OF TRUST - The Trustee hereby accepts the trust constituted by this Trust Agreement (hereinafter referred to as the "Trust").

                  2.2 LETTER OF CREDIT - As soon as practicable after the execution and delivery of this Trust Agreement, the Company shall make, or cause to be made, an initial Contribution to the Trustee of $324,693.70 and shall make arrangements enabling the Trustee to obtain, as soon as possible, a Letter of Credit with a face amount of $14,200,000. In respect of each replacement or amended Letter of Credit or renewal thereof the Company shall make arrangements enabling the Trustee to obtain, prior to the Renewal Date, a Letter of Credit with a face amount at least equal to the Required Face Amount. The Letter of Credit and each replacement or renewal thereof may be amended from time to time with the written agreement of the Company, the Trustee and the issuer provided that such amendment is not inconsistent with any requirement of this Agreement. The Company shall cause to be delivered to the Trustee an updated Schedule "A" identifying each Participant (and setting out the current address of each Participant and his or her social insurance number) as Participants are added or deleted. In the event that in any calendar year no updated Schedule "A" has been delivered to the Trustee, the Trustee shall continue to rely on the most recent Schedule "A" in its possession as containing the list of Participants and, on or before March 1 of the following calendar year the Company shall either (i) deliver or cause to be delivered to the Trustee a new Schedule "A" updated to reflect current information or (ii) provide written notice to the Trustee confirming that the information on the most recently updated Schedule "A" is unchanged.

                  2.3 RENEWAL AND AMOUNT - Before the Renewal Date of any current Letter of Credit, the Company shall either

                  (a) make, or cause to be made, a Contribution to the Trustee in an amount sufficient to obtain and shall arrange for the renewal of the Letter of Credit or any replacement thereof in an amount at least equal to the Required Face Amount, as determined in a written report issued by the Actuary and delivered to the Trustee fifteen (15) days prior to the Renewal Date, or

                  (b) provide a written notice to the Trustee of its intention to commence making annual Contributions to the RCA Trust Fund in such amounts, if any, as are certified by the Actuary as being necessary to satisfy the Liabilities.

                  2.3A     EVENTS OF DEFAULT AND CONFIRMED EVENTS OF DEFAULT

                  (a) Each and every one of the following events shall constitute an independent event of default for purposes of this Agreement;

                           (i)      the failure of the Company to cause the
Actuary to prepare and deliver to the Trustee a report at least fifteen (15) days prior to the Renewal Date setting out the Required Face Amount;

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                           (ii)     the failure of the Company, on or before the
Renewal Date, either (i) to make arrangements enabling the Trustee to renew or replace the Letter of Credit in accordance with section 2.3 herein or (ii) to deposit with the Trustee a Contribution in an amount certified by the Actuary as sufficient, when considered with the Refundable Tax paid to the Canada Customs and Revenue Agency and payable in respect of such Contribution to satisfy the Liabilities;

                           (iii)    the failure of the Company to contribute to
the Trust Fund prior to the Renewal Date an amount sufficient, after the payment of applicable taxes, to permit the Trustee to replace the then current Letter of Credit with a Letter of Credit with a face amount equal to the Required Face Amount;

                           (iv)     the receipt by the Trustee of a written
notice from a Participant, certifying that (A) the Participant has not received payment of benefits due to him or her in accordance with the Plan for a period of thirty (30) days following its due date together with a statement of the current amount payable past due and (B) the Participant, has provided a notice to the Company of such default and attaches a photocopy or a true copy of the notice given thereunder;

                           (v)      the failure of the Company to make a payment
to the Trustee of all expenses, fees and compensation incurred or payable under the Trust Agreement after thirty (30) days following delivery to the Company by the Trustee of a written notice from the Trustee that such payment is overdue; and

                           (vi)     the receipt by the Trustee of a written
notice from the Company or a Participant stating that a legal proceeding has been instituted by or against the Company or a Designated Affiliate (each a "Participating Employer") and the date such proceeding was commenced:

                           (A) seeking to adjudicate such Participating Employer bankrupt or insolvent, or

                           (B) seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or compromise of the Participating Employer or any of the Participating Employer's property or debt under any bankruptcy law or any other applicable law relating to insolvency, or compromise of debts or making a proposal with respect to the Participating Employer under any law relating to bankruptcy, insolvency or compromise of debts or other similar laws (including, without limitation, any application under the Companies' Creditors Arrangement Act (Canada) or any arrangement or compromise of debt under the laws of the Participating Employer's jurisdiction of incorporation).

                  (b) Subject to section 2.3A(c), an Event of Default shall become a "Confirmed Event of Default" on the fifth (5th) Business Day after the Event of Default first occurs unless:

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                           (i)      in relation to the Event of Default
described in section 2.3A(a)(i) the Actuary delivers to the Trustee a report setting out the Required Face Amount;

                           (ii)     in relation to the Event of Default
described in section 2.3A(a)(ii) the Company has either (A) made arrangements enabling the Trustee to renew or replace the Letter of Credit in accordance with section 2.3 or (B) has deposited with the Trustee a Contribution in an amount certified by the Actuary as being sufficient, when considered with the Refundable Tax already paid to the Canada Customs and Revenue Agency and payable in respect of such Contribution, to satisfy the Liabilities;

                           (iii)    in relation to the Event of Default
described in section 2.3A(a)(iii) the Company has contributed to the Trust Fund an amount sufficient after the payment of applicable taxes to permit the Trustee to replace the then current Letter of Credit with a Letter of Credit with a face amount equal to the Required Face Amount;

                           (iv)     in relation to the Event of Default
described in section 2.3A(a)(v), the Company makes a payment to the Trustee of all expenses, fees and compensation as outlined in the notice from the Trustee to the Company given in accordance with section 2.3A(a)(v).

                  (c) An Event of Default described in section 2.3A(a)(iv) and (vi) shall become a Confirmed Event of Default as follows:

                           (i)      The Event of Default described in section
2.3A(a)(iv) shall become a Confirmed Event of Default on the twentieth (20th) Business Day after the Event of Default first occurs, unless the Company provides the Trustee with a written certification within eighteen (18) Business Days following the receipt of the notice provided pursuant to section 4.7A that the required payment has been made to the Participant or Participants.

                           (ii)     Where the legal proceeding described in
section 2.3A(a)(vi) is instituted by the Company or a Designated Affiliate, the Event of Default described in section 2.3A(a)(vi) shall become a Confirmed Event of Default on the day the Trustee receives the notice under section 2.3A(a)(vi).

                           (iii)    Where the legal proceeding described in
section 2.3A(a)(vi) is instituted against the Company or a Designated Affiliate, the Event of Default described in section 2.3A(a)(vi) shall become a Confirmed Event of Default, on the fiftieth (50th) day after the legal proceeding described in section 2.3A(a)(vi) is commenced unless within forty five (45) days of the date such legal proceeding is instituted, the Company provides the Trustee with written certification that such legal proceeding has been dismissed or stayed, together with a copy of the applicable court document evidencing such dismissal or stay.

                  2.4      DEMAND ON LETTER OF CREDIT

                  (a) Unless the Trustee has received a written notice in accordance with section 2.3(b), and a contribution of an amount certified by the Actuary as sufficient to satisfy the Liabilities, the Trustee shall forthwith demand payment under the Letter of Credit if a Confirmed Event of Default (other than a Confirmed Event of Default as described in section 2.3A(b)(iv)) has occurred. Notwithstanding the foregoing, if the Confirmed Event of

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Default is, or Confirmed Events of Default are, described in section 2.3A(c)(i)
and such Confirmed Event or Events of Default, in the aggregate apply to fewer than four (4) Participants entitled at that time to receive payment of benefits under the Plan, section 2.4(b) shall apply in place of this provision which shall not apply.

                  (b) In the event that there has been a Confirmed Event of Default or several Confirmed Events of Default as described in section 2.3A(c)(i) which apply to, in the aggregate, fewer than four (4) Participants entitled at that time to receive payment of benefits under the Plan, the Trustee shall make a partial demand on the Letter of Credit in an amount equal to the accrued liability in respect of the relevant Participant as determined by the Actuary pursuant to section 2.6 together with the associated cost of the Actuary in calculating such accrued liabilities.

                  (c) In addition, in the event that a Confirmed Event of Default as described in section 2.3A(b)(iv) has occurred, the Trustee may make a partial demand on the Letter of Credit in an amount equal to any unpaid fees and expenses.

                  2.5 FISCAL YEAR END OF THE TRUST FUND - The fiscal year of the Trust Fund shall end on the 31st day of December in each year.

                  2.6 PAYMENTS OUT OF THE TRUST FUND - The Trustee, in accordance with this Trust Agreement shall pay to the bank which has agreed to issue the original Letter of Credit or any renewal or replacement thereof, on or before the date such payment is due, the Contribution made by the Company as fees for the applicable Letter of Credit.

                  The Trustee shall, on the written directions of the Company, from time to time make payments out of the Trust Fund to such persons (including the Company) in such manner and in such amounts as is required under the terms of the Plan and this Trust Agreement. In the event that the Trustee has made demand and received payment under the Letter of Credit pursuant to section 2.4(a) or (b), the Trustee shall act on the written direction of the Actuary as to the amounts to be paid out, to whom such amounts are to be paid and the dates of such payment, all in accordance with the Actuary's interpretation of the Plan and the Trustee shall pay for the services of the Actuary in this regard from the Trust Fund.

                  Upon payment being made, as contemplated in this section 2.6 or section 5.4, the amount thereof shall no longer constitute a part of the Trust Fund. In each instance, the written direction authorizing payment to be made shall include a certification to the Trustee that such direction is in accordance with the terms of the Plan and this Trust Agreement.

                  If any person to whom payments are to be made is legally incompetent to receive them, the Trustee may make such payments to such person's legal representative, and the receipt by such person's legal representative shall be a complete release and discharge to the Trustee.

                  2.7 TRUST FUND HELD FOR PLAN PURPOSES - No part of the corpus or income of the Trust Fund shall be used for or diverted to purposes other than those provided for under the terms of this Trust Agreement; provided the Trustee shall pay, or cause to be paid, out of the Trust Fund all expenses and fees pursuant to section 4.6, all taxes and other assessments levied or assessed under existing or future laws against the Trust Fund or any money, property or securities from time to time forming a part thereof, and shall withhold from payments out of the

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Trust Fund all taxes and other amounts required by any law to be so withheld, provided further that the Trustee shall review all tax levies and assessments with a view to determining the correctness thereof and, in cases where there is any doubt, shall forthwith notify the Company and the relevant Participants, so that there will be sufficient time for discussion and, where appropriate, appeal of any questionable levy or assessment.

                  2.8 SUFFICIENCY OF TRUST FUND - Where benefits under the Plan are paid from the Trust Fund, they shall only be payable to the extent that the Trust Fund shall suffice for such purpose. It shall be the responsibility of the Company to ensure that sufficient funds shall be provided to the Trustee to purchase a Letter of Credit with a face amount at least equal to the Required Face Amount. In the event that the Trustee has made demand and received payment under the Letter of Credit pursuant to section 2.4(a) or (b), and the Actuary advises the Trustee that the Trust Fund is not sufficient to fully discharge all benefit and other obligations under the Plan, the Actuary shall advise the Trustee as to the reduced amounts to pay to the Participants.

                                   ARTICLE 3.

                                  INVESTMENTS

                  3.1 INVESTMENTS - In the event that there has been a payment to the Trustee in accordance with section 2.4 or 4.3, the Trustee shall invest the Trust Fund in Government of Canada Treasury Bills or high quality money market instruments.

                                   ARTICLE 4.

                             CONCERNING THE TRUSTEE

                  4.1 DUTIES AND RESPONSIBILITIES OF THE TRUSTEE - The duties and responsibilities of the Trustee hereunder shall be limited to carrying out the terms of this Trust Agreement in all matters arising hereunder. The Trustee shall have no responsibilities in respect of the administration of the Plan. When exercising its powers and fulfilling its duties under the Agreement, the Trustee shall act honestly and in good faith and with the care, diligence and skill that a reasonably prudent professional corporate trustee would exercise in comparable circumstances (the "Standard of Care").

                  4.2 GENERAL POWERS - The Trustee shall have, and is hereby vested with all and every power, right and authority necessary or desirable to enable the Trustee to administer the Trust Fund and carry out its obligations and rights under this Trust Agreement but subject to section 3.1, including, without restricting the generality of the foregoing, full power and authority:

                           (A) with any cash at any time held by it to purchase or otherwise acquire any securities or other investments of a kind permitted as aforesaid and to hold and retain the same in trust hereunder;

                           (B) to sell for cash or on credit, or partly for cash and partly on credit, convey, exchange for other securities or other investments, convert, transfer, or otherwise dispose of any securities or other

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                                    investments held by it at any time, by any
                                    means considered reasonable by the Trustee, and to receive the consideration price and grant discharges therefor;

                           (C) to commence, defend, adjust or settle suits or legal proceedings in connection with the Trust Fund and to represent the Trust Fund in any such suits or legal proceedings and to keep the Participants and the Company fully informed thereof; and the Company hereby agrees to fully indemnify the Trustee to its satisfaction against all expenses and liabilities sustained or anticipated by it by reason thereof to the extent the Trust Fund is not adequate therefor;

                           (D) to exercise any conversion privileges, subscription rights, warrants and/or other rights or options available in connection with any investments at any time held by it, and to make any payments incidental thereto; to consent to, or otherwise participate in or dissent from, the reorganization, consolidation, merger or readjustment of the finances of any corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association, any of the securities of which may at any time be held by it, and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may deem necessary or advisable in connection therewith; to hold and retain any securities or other property which it may so acquire and generally to exercise any of the powers of an owner with respect to securities or other property held in the Trust Fund;

                           (E) to vote personally, or by general or by limited proxy, any securities or other property which may be held by it at any time, and similarly to exercise personally or by general or by limited power of attorney any right appurtenant to any securities or other property held by it at any time;

                           (F) to renew or extend or participate in the renewal or extension of any security, upon such terms as it may deem advisable, and to agree to a reduction in the rate of interest on any security or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default whether in the performance of any covenant or condition of any security, or in the performance of any guarantee, or to enforce rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration therefor

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                                    and in connection therewith to release the
                                    obligation on the covenant secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect of any such security or guarantee;

                           (G) to register any securities or other property held by it hereunder in its own name or in the name of a nominee with or without the addition of words indicating that the same are held in a fiduciary capacity; and to hold securities or other property in bearer form; provided, however, that the books and records of the Trustee shall at all times show that all such securities or other property are part of the Trust Fund;

                           (H) to make, execute, acknowledge and deliver any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

                           (I)      to hold any part of the Trust Fund
                                    uninvested if such action appears to be
                                    necessary or desirable in the administration of the Trust.

                  The exercise of any one or more of the foregoing powers or any combination thereof from time to time shall not be deemed to exhaust the rights of the Trustee to exercise such power or powers or combination of them thereafter from time to time.

                  The Trust Fund shall be responsible for and the Trustee may pay out of the Trust Fund (with or without any instructions from the Company), all taxes, including Refundable Tax and financial obligations for any liability imposed by a government or a governmental body which are levied or assessed and are legally enforceable against the Trustee in respect of the Trust Fund or any part thereof, or directly against the Trust Fund or any part thereof, and shall withhold from payments out of the Trust Fund all taxes required by law or by the administration thereof to be so withheld.

                  4.3 DISTRIBUTION PERIOD BORROWING - In the event there is at any time insufficient assets in the Trust Fund to effect as and when due, any periodic or lump sum payment of benefits then payable under the Plan in accordance with the directions given to the Trustee under section 2.6 pending receipt from the Canada Customs and Revenue Agency of the Refundable Tax applicable to the Plan, the Trustee may, forthwith, borrow funds on terms acceptable to the Trustee acting reasonably from a lender acceptable to the Trustee, which may for certainty, include the Royal Bank Financial Group up to an amount of such Refundable Tax from any lender in an amount or amounts sufficient to enable it to effect such payment, and the Company shall bear the cost of such borrowing. The Company shall, if requested, reasonably co-operate with the Trustee to the extent required to effect any such borrowing and, in this regard the Company shall ensure the co-operation of its own bank. Following a Confirmed Event of Default, no further borrowing shall occur.

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                  4.4      LIMITATION OF LIABILITY - The Trustee shall not be
liable for any loss as a result of the making, retention, or sale of any investment or reinvestment or loan made by it as herein provided nor for any loss to or diminution of the Trust Fund except when such loss or diminution is due to its own negligence, willful misconduct, lack of good faith, or breach of this Agreement including the Standard of Care. The Company shall indemnify and save harmless the Trustee on its own behalf and in trust for the Trust Fund and the officers, directors and employees of the Trustee against any loss resulting from a claim asserted by any person or persons where the Trustee has acted on the direction of the Company, or has not acted in the absence of any such direction.

                  4.5 COUNSEL, AUDITORS, ADVISORS AND AGENTS - The Trustee may, after prior consultation with the Company prior to a Confirmed Event of Default and after prior consultation with the Representative Participant after a Confirmed Event of Default, employ such counsel (who may be counsel to the Company), auditors, advisors, agents or other persons as the Trustee may reasonably require for the purpose of discharging its duties hereunder and, provided reasonable care was exercised in the selection of them, and in the supervision of them, shall be protected in acting in good faith on the opinion or advice of or information obtained from any counsel, auditors, advisors, agents or other persons whether retained or employed by the Company or by the Trustee, in relation to any matter arising in the administration of the Trust.

                  4.6 COMPENSATION AND EXPENSES - The Trustee shall be entitled to such compensation as may from time to time be mutually agreed upon in writing prior to a Confirmed Event of Default, by the Trustee and the Company and, following a Confirmed Event of Default, by the Trustee and the Representative Participant. Such compensation and all other disbursements made and expenses incurred in the creation of the Trust shall be paid out of, and shall constitute a charge against, the Trust Fund unless first paid by the Company. All compensation, disbursements and expenses incurred in the management and maintenance of the Trust Fund shall be paid out of, and shall constitute a charge against, the Trust Fund unless first paid by the Company.

                  4.7 ACCOUNTS AND RECORDS - The Trustee shall keep and maintain accurate and detailed accounts and records to record all transactions with respect to its administration of the Trust Fund. The Company, or any duly authorized representative, may at any time during usual business hours make an inspection and audit of the books and records of the Trustee relating to the Trust and an inspection of the assets held in the Trust Fund.

                  Within ninety (90) days following the end of the fiscal year of the Trust Fund, or following the last day of such other accounting period as may be agreed upon by the Company and the Trustee, and within ninety (90) days following the resignation or removal of the Trustee, the Trustee shall mail to the Company a statement of account showing all transactions with respect to its administration of the Trust Fund during the accounting period.

                  In the absence of specific written objections filed by the Company with the Trustee within six (6) months after the Company's receipt of such statements of account, the same shall be deemed to have been approved, provided that such deemed approval shall not constitute an approval of any breach by the Trustee of the Agreement, including the Standard of

Care; and in such case, or upon the written approval of the Company of any such statements of account, the Trustee shall be released, relieved and discharged with respect to all matters and things set forth therein as though the same had been settled by the decree of a court of competent jurisdiction; provided, however, that such release and discharge shall not apply to relieve the Trustee from liability for any matter or thing which arises as a result of the Trustee's own negligence, willful misconduct, lack of good faith or breach of this Agreement, including the Standard of Care.

                  The Trustee may require the Company, the Participants, any surviving spouses, the Participants' designated beneficiaries under the Plan or any legal representative of such persons to submit to it any information, data, reports or documents reasonably relevant to and suitable for the purposes of administering the Trust Fund.

                  4.7A     NOTICE OBLIGATION - If an Event of Default or a
Confirmed Event of Default occurs, the Trustee shall forthwith give written notice, as the case may be, to the Company in accordance with section 6.1, that an Event of Default or Confirmed Event of Default has occurred and shall specify the nature of the Event of Default or Confirmed Event of Default, as the case may be.

                  4.8 INCOME TAX AND CERTAIN OTHER OBLIGATIONS - The Trustee shall file, or cause to be filed, in prescribed form and within prescribed time, such annual income tax returns and information returns on behalf of the Trust Fund as are required by the Income Tax Act (Canada) or other applicable federal or provincial legislation and shall furnish the Participants and the Company with all requisite statements for income tax purposes. In connection with the Trustee's obligations under the Income Tax Act (Canada) in particular, the Trustee shall calculate the Refundable Tax of the Trust Fund at the end of each taxation year and shall remit to the Receiver General out of the Trust Fund the amount of tax, if any, payable by it for the year or claim a refund of Refundable Tax owing to the Trust Fund, if applicable. The Trustee shall further perform all required withholding and reporting under the Income Tax Act (Canada), or other applicable federal or provincial legislation, in respect of distributions under the Plan.

                  The Company shall file, or cause to be filed, any and all returns and forms required to be filed by it with respect to the Plan by applicable law. The Company shall forthwith establish its own retirement compensation arrangement remittance account with the Canada Customs and Revenue Agency. Thereafter, it shall remit to the Receiver General of Canada, within the prescribed time, the Refundable Tax payable with respect to the initial Contribution and each subsequent Contribution and shall inform the Trustee in writing that such remittance has been made within the prescribed time.

                  4.9 REPRESENTATIVE PARTICIPANT - If there has been a payment to the Trustee in accordance with section 2.4(a), the Trustee shall, as soon as is reasonably possible, provide to all Participants a notice requiring them to appoint a person to represent them in matters relating to the Trust Fund (hereinafter referred to as the "Representative Participant") who will be such person as is elected by a majority of them in a manner satisfactory to the Trustee within sixty (60) days of the issuance of such notice and failing that will be the Participant who the Actuary advises the Trustee has at such time the greatest present value of benefits payable hereunder determined on a solvency basis. The Trustee will forthwith after learning of the identity of the

Representative Participant provide notice to all of the Participants as to the identity of the Representative Participant who shall remain in such capacity until the earlier of the date of (a) the termination of the Trust, (b) his or her death, (c) the date the Trustee receives a written certification, statement, letter or affidavit of a physician that the Representative Participant is incapable of managing his or her affairs or (d) the election of his or her replacement by a majority of the Participants in a manner satisfactory to the Trustee. If the position of Representative Participant remains vacant for a period of three (3) months following the appointment of the first (or any subsequent) Representative Participant, the replacement Representative Participant will be the Participant (other than a prior Representative Participant) who the Actuary advises has at such time the greatest present value of benefits payable hereunder determined on a solvency basis.

                  4.10 RESIGNATION AND REMOVAL OF TRUSTEE - A Trustee at the time acting hereunder may resign and be discharged from the Trust by filing written notice with the Company or, following a payment to the Trustee in accordance with section 2.4(a), the Representative Participant. Any Trustee hereunder may be removed at any time with or without cause by an instrument executed by the Company or, following an Event of Default, the Representative Participant and filed with the Trustee. Such resignation or removal, as the case may be, shall take effect ninety (90) days after the instrument of resignation or removal has been filed as provided herein, unless the party with whom such instrument is filed waives such requirement.

                  4.11 APPOINTMENT OF SUCCESSOR TRUSTEE - In case of the resignation or removal of a Trustee or in case a vacancy shall arise for any reason in the trusteeship of the Trust Fund, a successor Trustee, which shall be a duly licensed and qualified trust company, or one or more individuals (provided that no single Participant may be appointed) shall be appointed by an instrument executed by the Company or, following payment to the Trustee in accordance with section 2.4(a), the Representative Participant. Acceptance of the appointment shall be evidenced in writing delivered by such Trustee to the Company or the Representative Participant, as the case may be. Any successor Trustee who accepts such appointment shall have the same powers and duties as those conferred upon the Trustee hereunder and, upon acceptance of such appointment by the successor Trustee, the Trustee shall assign, transfer and pay over to such successor Trustee the funds and properties then constituting the Trust Fund, together with any and all records, books and documents in the Trustee's possession pertaining to the Trust Fund. Upon such transfer the Trustee shall be discharged from any liability, obligations and responsibility under the Trust Fund or in connection with the Plan in relation to matters arising after the effective date of the appointment of the successor Trustee. The Trustee is authorized, however, to reserve such compensation and other expenses reasonably incurred in connection with the administration of the Trust to the date of the resignation or removal of the Trustee and any balance of such reserve remaining after the payment of such compensation and expenses shall be paid over to the successor Trustee.

                  In the event the Company or the Representative Participant, as the case may be, fails to appoint a successor Trustee within sixty (60) days of the resignation or removal, the Trustee, at the expense of the Trust Fund, shall have the right to seek appointment of a successor Trustee from a court of competent jurisdiction.

                                   ARTICLE 5.

                            AMENDMENT AND TERMINATION

                  5.1 AMENDMENT - Subject to section 5.2, the Company may, so long as there has not been a payment to the Trustee in accordance with section 2.4(a), at any time and from time to time amend in whole or in part any or all of the provisions of this Trust Agreement including any Schedule to this Agreement by thirty (30) days' prior notice thereof in writing delivered to the Trustee or such shorter period as agreed to by the Trustee and the Company, provided that no such amendment which affects the rights, duties or responsibilities of the Trustee shall be made without its consent, and provided further that no amendment shall be made to the definition of Liabilities, the definition of Required Face Amount, section 2.3A, section 4.9 or Article 5 without the written consent of a majority of the Participants at the date such amendment is made, and provided further that no such amendment shall authorize or permit any part of the Trust Fund to be used for or diverted to purposes other than those provided for under the terms of this Trust Agreement, including without limitation, the payment of taxes and other assessments pursuant to sections 2.7 and 4.8. In the event that there has been a payment to the Trustee in accordance with section 2.4(a), the Trustee may at any time and from time to time amend in whole or in part any or all of the provisions of this Trust Agreement by notice thereof in writing delivered to the Representative Participant, provided that no such amendment shall authorize or permit any part of the Trust Fund to be used for or diverted to purposes other than those provided for under the terms of this Trust Agreement, including without limitation, the payment of taxes and other assessments pursuant to sections 2.7 and 4.8.

                  5.2 TERMINATION - So long as there has not been a payment to the Trustee in accordance with section 2.4(a), subject to section 5.3, this Trust Agreement may be terminated by mutual written agreement of the parties hereto and wound up in accordance with section 5.4; provided that, if this Trust Agreement is terminated prior to the date all payments required by the Plan to be made to the Participants are made, it may only be terminated with the prior written consent of the Participants.

                  In the event that there has been a payment to the Trustee in accordance with section 2.4(a), this Trust Agreement shall be terminated and the Trustee will wind-up and terminate the Trust Fund in accordance with section 5.4.

                  5.3 TERMINATION TO OBTAIN REFUND OF REFUNDABLE TAX - Where the Company determines that it is appropriate for the Trustee to apply for a full refund of any accumulated Refundable Tax in accordance with the Income Tax Act (Canada), the Company may terminate this Agreement and the Trust Fund upon giving not less than thirty (30) Business Days prior written notice to the Trustee provided that the Company has made arrangements satisfactory to a majority of the Participants at the date such notice is given to replace this Agreement and the Trust Fund by a new trust agreement and trust fund which provide substantially the same benefits and rights to the Participants as under this Agreement, and the notice contains (i) a certificate from the Actuary that the new trust agreement and trust fund will provide substantially the same benefits and rights to the Participants as under this Agreement and (ii) documentary evidence satisfactory to the Trustee that the majority of Participants are satisfied with the arrangements.

                  5.4 WIND-UP OF TRUST - Where the Trust Fund is terminated in accordance with sections 5.2 or 5.3 the Trustee shall wind-up and disburse the Trust Fund as follows:

                  (a) firstly, to pay any amount owing to the Trustee in respect of expenses, fees or compensation;

                  (b) secondly, to pay at the prescribed time(s) any proper charges or taxes applicable to, or levied against, the Trust Fund, including Refundable Tax payable in respect of the payment received under the Letter of Credit;

                  (c) thirdly, to pay each Participant, as directed by the Company or, if there has been a payment to the Trustee in accordance with section 2.4(a), as directed by the Actuary, an amount equal to the Participant's entitlement under the Plan as at the date of the Confirmed Event of Default subject to reduction, without adjustment for interest, by the amounts, if any, paid to the Participant since the date of the Confirmed Event of Default and termination of the Plan; and, if the Trust Fund is not sufficient to pay the amount to which each Participant is entitled in accordance with the foregoing, pro rata based on the amount of their entitlements; and

                  (d) fourthly, to pay the balance, if any, to, or to the order of, the Company.

                   The Trustee shall then:

                  (e) provide for final accounting for the purposes of the termination of the Trust Fund;

                  (f) file final trust, information and tax returns under applicable federal and provincial law and obtain the necessary clearance certificates; and

                  (g) take the proper steps (including, for greater certainty, any required borrowing under section 4.3) to distribute the balance, if any, of the Trust Fund in lump sum amounts in accordance with directions received under section 2.6, as applicable.

                                   ARTICLE 6.

                            MISCELLANEOUS PROVISIONS

                  6.1 NOTICE - Any communication, notice or direction between any of the Company, a Participant, the Actuary or the Trustee pursuant to any of the provisions of this Trust Agreement shall be given in writing by such person or persons as are designated for such purpose and the Trustee shall be fully protected in acting in accordance with such communication, notice or direction. The Company shall from time to time in the form set out in Schedule "B" provide the Trustee with the names, title and specimen signatures of the persons which are from time to time so designated by it. Communications, notices or directions from the Company must be given in writing by two (2) of the persons listed in Schedule "B" in order to be effective.

                  Communications, notices and directions shall be deemed sufficiently made if delivered personally or sent by telecopier or by prepaid first class mail addressed:

If to the Trustee to:

         Royal Trust Corporation of Canada
         4th Floor
         Royal Trust Tower
         P. O. Box 7500, Station "A"
         Toronto ON M5W 1P9

         Attention:        RBC Investments, Personal Trust
         Facsimile:        (416) 955-5091

If to a Participant to the address provided in Schedule "A".

If to the Company to:

         CanWest Global Communications Corp.
         31st Floor, TD Centre
         201 Portage Avenue
         Winnipeg MAN R3B 3L7

         Attention:        Vice President, Finance and CFO
         Facsimile:        (204) 947-9841

If to the Actuary to:

         Buck Consultants Limited
         Suite 1500
         95 Wellington Street West
         P.O. Box 15
         Toronto ON M5J 2N7

         Attention:        Account Executive for CanWest Global Communications
                           Corp.
         Facsimile:        (416) 865-1902

                  Any communication, notice or direction so given shall be deemed to have been given and received when delivered personally or when sent by telecopier, or, subject to disruptions in the postal service, on the fifth (5th) Business Day following the day on which it was so mailed. The Company, a Participant, the Actuary and the Trustee may from time to time by notice aforesaid change their respective addresses for notice hereunder, however, any communication, notice or direction shall be deemed to have been given and received as aforesaid if delivered, telecopied or mailed to the last address of the recipient on file with the sender.

                  In the event of a postal disruption, all communications, notices and directions hereunder shall be delivered personally or sent by telecopier.

                  6.2 NOTICE OF ALIENATION, ASSIGNMENT AND EXECUTION - The Trustee will notify the Company upon the receipt by the Trustee of any assignment or attempt of assignment or notice thereof or of any involuntary assignment, seizure, garnishment or any process of law or execution or notice thereof in respect of any benefit payable out of the Trust Fund.

                  6.3 ASSESSMENT OF TRUST AGREEMENT - This Trust Agreement may not be assigned by the Trustee, except as provided herein, without the consent in writing of the Company but may be assigned by the Company to a successor in the business of the Company or to a corporation with which the Company may amalgamate or merge or a corporation resulting from any reconstruction or reorganization of the Company. Any corporation into which the Trustee may merge or with which it may be amalgamated, or any corporation resulting from any merger or amalgamation to which the Trustee may be a party, or any corporation to which all or substantially all the trust business of the Trustee may be transferred, shall be the successor of the Trustee hereunder, without the execution or filing of any instrument or the performance of any further act.

                  6.4 REPRESENTATIONS AND WARRANTIES - The Company confirms that the recitals to this Trust Agreement are true and correct.

                  6.5 GOVERNING LAW AND ATTORNMENT - This Trust Agreement and all amendments thereto will be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

                  For the purposes of all legal proceedings this Trust Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Trust Agreement. The Company and the Trustee each hereby attorns to the jurisdiction of the courts of the Province of Ontario.

                  6.6 BINDING EFFECT - This Trust Agreement shall ensure to the benefit of and be binding upon the Company, the Trustee and their respective successors and assigns.

                  IN WITNESS WHEREOF the parties hereto have hereunto executed this Trust Agreement with effect as of the date first above written.

                                    CANWEST GLOBAL COMMUNICATIONS CORP.

                                    /s/ JOHN E. MAGUIRE
                                    -------------------------------------------
                                    John E. Maguire
                                    Chief Financial Officer and Vice President,
                                    Finance

                                    /s/ RICHARD M. LEIPSIC
                                    --------------------------------------------
                                    Richard M. Leipsic
                                    Vice President & General Counsel



                                    ROYAL TRUST CORPORATION OF
                                    CANADA

                                    --------------------------------------------

                                    /s/ ROBERT G. EDMONDS
                                    --------------------------------------------
                                    Robert G. Edmonds
                                    Manager, Estates and Trust

SCHEDULE "A" TO THE TRUST AGREEMENT MADE AS OF THE 7th DAY OF FEBRUARY, 2002.

                                                                                                   PARTICIPANT'S
  NAME OF                                                                                        SOCIAL INSURANCE
PARTICIPANT                           ADDRESS OF PARTICIPANT                                           NUMBER
-----------                           ----------------------                                     ----------------
Asper, Gail                  117 Grenfell Blvd., Winnipeg, MB - R3P 0B6                             624 649 018

Asper, Israel                1063 Wellington Cres., Winnipeg, MB - R3N 0A1                          612 845 131

Asper, Leonard               1001 Wellington Cres., Winnipeg, MB - R3M 0A7                          624 741 757

Burgis, John                 49 Hester Ave., Ajax, ON - L1T 3Y6                                     400 938 700

Hoover, Doug                 24 Stanford Rd., Unionville, ON - L3R 6L7                              706 713 468

Maguire, John                306 Victoria Cres., Winnipeg, MB - R2M 1X9                             621 819 408

Noble, Gerry                 11 Long Valley Road, Aurora, ON - L4K 6K8                              455 994 475

Strike, Tom                  23 Dumbarton Blvd., Winnipeg, MB - R3P 2C7                             620 954 008

Tomik, Jack                  1339 - 227th Street, Langley, BC - V2Z 2W8                             618 685 770

Bonar, Doug                  941 Damascus Court, Newmarket, ON - L3X 1L2                            435 866 918

Elliott, Geoff               14 Dumbarton Blvd., Winnipeg, MB - R3P 2C7                             418 914 776

Goldstein, Ken               404 Laidlaw Ave., Winnipeg, MB - R3P 0K7                               422 675 033

Hetherington, Rick           21 Ailesbury Drive, Dublin 4, Ireland                                  703 047 167

Johnson, Ken                 24 Deerpath Rd., Toronto, ON - M3A 1R5                                 434 674 271

Johnson, Cam                 185 Lawson Rd., Scarborough, ON - M1C 2J5                              427 177 399

Leipsic, Richard             790 Brock St., Winnipeg, MB - R3N 0Z5                                  616 878 567

Miller, Kim                  Unit 700 - 1800 Wellington Cres., Winnipeg, MB - R3P 2E5               714 126 919

Bell, Charlotte              21 Benlamond Ave., #11 Toronto, ON - M4E 1Y8                           258-952-514

Culligan, John               412 Lindenwood Drive E., Winnipeg, MB - R3P 2H1                        629 902 248

Cunningham, Sue              23 Gordon Edward Cres., East St. Paul, MB - R2E 0H2                    627 828 171

                                                                                                   PARTICIPANT'S
  NAME OF                                                                                        SOCIAL INSURANCE
PARTICIPANT                          ADDRESS OF PARTICIPANT                                           NUMBER
-----------                          ----------------------                                      ----------------
Desloges, Pierre             40 Burr Oak Bay, East St. Paul, MB - R2E 0E8                           466 945 417

Eger, Doug                   138 Georgetown Drive, Winnipeg, MB - R3Y 1V1                           628 262 289

Harrod, Pamela               6 Hollington Road, Winnipeg, MB - R3P 1S2                              451 158 844

Hassenrueck, Wally           232 Handsart Blvd., Winnipeg, MB - R3P 0C7                             621 131 614

Ivers, Adam                  24 Ravencrest Drive, Etobicoke, ON - M9B 5M7                           503 484 867

Ivey, Celese                 265 Rumsey Rd., Toronto, ON - M4G 1R1                                  457 060 945

Leslie, Bruce                333 Brock St., Winnipeg, MB - R3N 0Y8                                  631 265 535

Lock, Marlene                90 - 134 Portsmouth Blvd., Winnipeg, MB - R3P 1B6                      635 283 922

Maavara, Gary                39 Willett Cres., Richmond Hill, ON - L4C 7W2                          240 113 209

MacCormack, Bruce            115 Girton Blvd., Winnipeg, MB - R3P 0A4                               245 751 730

MacDonald, Ken               74 Millstone Court, Markham, ON - L3C 7M5                              450 936 042

Mawhinney, Loren             582 Brookdale Ave., Toronto ON - M5M 1S2                               455 772 335

Davis, Murdoch               Box 6, Group 154, R.R.1, Beausejour, MB - R0E 0C0                      451 436 901

Scott, Ken                   89 Waterbury Dr., Winnipeg, MB - R3P 1R6                               460 395 320

SCHEDULE "B" TO THE TRUST AGREEMENT (the "Trust Agreement") MADE AS OF THE 7th DAY OF FEBRUARY, 2002.

                   CERTIFICATE OF AUTHORIZED SIGNING OFFICERS

The following are specimen signatures of persons, duly authorized to give all communications, notices and directions from CANWEST GLOBAL COMMUNICATIONS CORP. (the "Company") to the ROYAL TRUST CORPORATION OF CANADA pursuant to the Trust Agreement. Such communications, notices or directions from the Company must be given in writing by two (2) of the persons listed below in order to be effective. The Company assumes responsibility for amending this list from time to time.

                                    By: /S/ LEONARD J. ASPER
                                        ___________________________________
                                        Leonard J. Asper
                                        President & Chief Executive Officer

                                    By: /S/ THOMAS C. STRIKE
                                        ___________________________________
                                        Thomas C. Strike
                                        Chief Operating Officer

                                    By: /S/ JOHN E. MAGUIRE
                                        ___________________________________
                                        John E. Maguire
                                        Chief Financial Officer and
                                        Vice President, Finance

                                    By: /S/ RICHARD M. LEIPSIC
                                        ___________________________________
                                        Richard M. Leipsic
                                        Vice President & General Counsel

                                    By: /S/ KIM MILLER
                                        ___________________________________
                                        Kim Miller
                                        Vice President, Human Resources

SCHEDULE "C" TO THE TRUST AGREEMENT MADE AS OF THE 7th DAY OF FEBRUARY, 2002.

                              DESIGNATED AFFILIATES

The following are the Designated Affiliates:

CanWest Media Inc.

Global Television Network Inc.

CanWest Global Broadcasting Inc.

CanWest Media Sales Limited

Canwest Direction Ltd.

2846551 Canada Inc.

Global Communications Limited